**AM 3/5/2003

UF 3-7-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 8 2003

SECURITIES AND EXCHANGE COMMISSION RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5[redacted]
PART III

SEC FILE NUMBER
8- 23684

03014436

EGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James Baker & Associates, a Ltd. Partnership [redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Northwest Expressway, 20th Floor
(No. and Street)

Oklahoma City	OK	73118-1426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Evans, CFO — (405) 415-7303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

210 Park Avenue, Suite 2500	Oklahoma City	OK	73102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

James Baker & Associates, A Limited Partnership

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

January 24, 2003

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of James Baker & Associates, A Limited Partnership as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy Boman
Notary Public #01014169
My Commission expires 09/09/2005

Douglas W. McQueen
Douglas W. McQueen
Chairman and President

James Baker & Associates, A Limited Partnership
1601 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
NASD Member

ERNST & YOUNG

■ Ernst & Young LLP
Suite 2500
210 Park Avenue
Oklahoma City, Oklahoma 73102

■ Phone: (405) 278-6800
Fax: (405) 278-6823
Fax: (405) 278-6834
www.ey.com

Report of Independent Auditors

The Board of Directors
James Baker & Associates, A Limited Partnership

We have audited the accompanying statement of financial condition of James Baker & Associates, A Limited Partnership (the Partnership) as of December 31, 2002, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Baker & Associates, A Limited Partnership at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 24, 2003

James Baker & Associates, A Limited Partnership

Statement of Financial Condition

December 31, 2002

Assets	
Current assets:	
Cash and cash equivalents	$ 1,526,398
Receivables from customers	9,709,991
Receivables from brokers and dealers	3,501,053
Securities segregated under Federal and other regulations	169,346
Securities owned, at fair value	2,059,245
Total current assets	16,966,033
Property and equipment, net of accumulated depreciation of $1,472,113	362,226
Cash surrender value of life insurance policies	752,341
Prepaid expenses and other assets	407,337
Total assets	$18,487,937
Liabilities and Partners' Capital	
Liabilities:	
Payable to clearing agent	$ 1,754,045
Payables to brokers and dealers	6,996,510
Accrued liabilities	2,656,618
Total liabilities	11,407,173
Partners' capital:	
General Partner	3,303,000
Limited Partners	3,777,764
Total Partners' capital	7,080,764
Total liabilities and Partners' capital	$18,487,937

See accompanying notes.